UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                  Voice Powered Technology International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92861H107
--------------------------------------------------------------------------------
                                 (Cusip Number)

                             Gregory J. Winsky, Esq.
                    c/o Franklin Electronic Publishers, Inc.
                               One Franklin Plaza
                     Burlington Plaza, New Jersey 08016-4907
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D



CUSIP No. 61990317                                       Page    2
          --------                                             -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Electronic Publishers, Inc.   Employer I.D.# 22-2476703
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Pennsylvania
--------------------------------------------------------------------------------

        NUMBER OF             7    SOLE VOTING

         SHARES                    2,000,000 Shares
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  2,000,000 Shares
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

     This statement relates to shares of Common Stock (the "Common Stock"), par value $.001 per share, of Voice Powered Technology International, Inc. (the "Issuer"), a California corporation. The principal executive offices of the Issuer are located at 18425 Burbank Boulevard, Suite 508, Tarzana, California 91356.


Item 2.   Identity and Background.
-------   ------------------------

     (a) This statement is being filed by Franklin Electronic Publishers, Inc., a Pennsylvania corporation ("Franklin"). The persons listed on Schedule A annexed hereto are the executive officers and directors of Franklin. Franklin and the persons listed in Schedule A do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

     (b) The principal business address of Franklin is One Franklin Plaza, Burlington, New Jersey 08016-4907. Schedule A sets forth the business address and present principal occupation or employment of each of the officers and directors of Franklin.

     (c) Franklin is engaged in the business of designing, developing and publishing electronic books.

     (d) During the past five years, neither Franklin nor any of the persons listed on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, neither Franklin nor any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Schedule A sets forth the citizenship of each officer and director of Franklin.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     On May 21, 1997, Franklin purchased, with funds from working capital, 2,000,000 shares (the "Shares") of unregistered Common Stock at a price of $0.075 per share for an aggregate purchase price of $150,000, pursuant to a Purchase and Loan Agreement, dated May 21, 1997, between Franklin and the Issuer.

Item 4.   Purpose of Transaction.
-------   -----------------------

     The Shares were acquired by Franklin for investment purposes. Neither Franklin nor any of the persons listed on Schedule A has any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

     (a) As of the date hereof, Franklin owns beneficially 2,000,000 shares of Common Stock, or approximately 12.5% of the outstanding Common Stock, based on 15,949,072 shares of Common Stock outstanding as of the date hereof as reported by the Issuer.

     (b) Franklin has the sole power to vote or dispose of the Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
-------   with Respect to Securities of the Issuer.
          --------------------------------------------------------

     The Shares were acquired by Franklin pursuant to a Purchase and Loan Agreement, dated May 21, 1997, between Franklin and the Issuer.


Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

     None.

                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  May 27, 1997


                                   FRANKLIN ELECTRONIC PUBLISHERS, INC.


                                   By  /s/ Gregory J. Winsky
                                      ---------------------------------
                                      Name:  Gregory J. Winsky
                                      Title: Senior Vice President

                                   SCHEDULE A





                                        Position with
Name and                                Franklin Electronic   Present Principal
Business Address         Citizenship    Publishers, Inc.      Occupation
----------------         -----------    -------------------   -----------------

Edward H. Cohen             U.S.A.      Director              Partner,
Rosenman & Colin LLP                                          Rosenman & Colin
575 Madison Avenue                                            LLP
New York, NY  10022

Morton E. David             U.S.A.      Chairman of the       Chairman of the
Franklin Electronic                     Board and Co-Chief    Board and Chief
 Publishers, Inc.                       Executive Officer     Executive Officer
One Franklin Plaza                                            of the Company
Burlington, NJ  08016

Bernard Goldstein           U.S.A.      Director              Managing Director,
Broadwview Associates, L.P.                                   Broadview
1 Bridge Plaza                                                Associates,
Ft. Lee, NJ  07024                                            L.P.

Michael Kemp                U.S.A.      Managing Director     Managing Director
Franklin Electronic                     Franklin Electronic   Franklin
 Publishers (UK) Ltd.                   Publishers (Europe)   Electronic
7 Windmill Business Village             Ltd.                  Publishers
Sunbury-on-Thames                                             (Europe) Ltd.
Middlesex, TW16  7DY
United Kingdom

Kenneth H. Lind             U.S.A.      Vice President-       Vice President-
Franklin Electronic                     Finance and           Finance and
 Publishers, Inc.                       Treasurer             Treasurer of the
One Franklin Plaza                                            Company
Burlington, NJ  08016

Leonard M. Lodish           U.S.A.      Director              Professor of
The Wharton School                                            Marketing, Wharton
University of Pennsylvania                                    School of the
Philadelphia, PA  19022                                       University of
                                                              Pennsylvania

James Meister               U.S.A.       Director             Chief Executive
Kings' Supermarkets, Inc.                                     Officers, Kings'
2 Dedrick Place                                               Supermarkets, Inc.
West Caldwell, NJ 07006

Howard L. Morgan            U.S.A.       Director             President,
Arca Group, Inc.                                              Arca Group, Inc.
764 Mt. Moro Road
Villanova, PA  19085

Jerry R. Schubel            U.S.A.       Director             President,
New England Aquarium                                          New England
Central Wharf                                                 Aquarium
Boston, MA  02110

James H. Simons             U.S.A.       Director             Chairman of the
Renaissance Technologies Corp.                                Board, Renaissance
800 Third Avenue                                              Technologies Corp.
New York, NY  10022

Michael R. Strange          U.S.A.       Director and         Executive Vice
Franklin Electronic                      Executive Vice       President of the
 Publishers, Inc.                        President            Company
One Franklin Plaza
Burlington, NJ  08016

William H. Turner           U.S.A.       Director, President  President and
Franklin Electronic                      and Co-Chief         Co-Chief Executive
 Publishers, Inc.                        Executive Officer    Officer of the
One Franklin Plaza                                            Company
Burlington, NJ  08016

Gregory J. Winsky           U.S.A.       Senior Vice          Senior Vice
Franklin Electronic                      President            President of the
 Publishers, Inc.                                             Company
One Franklin Plaza
Burlington, NJ  08016